Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EPIQ SYSTEMS, INC.
(In Thousands, except for Ratio)

	Year Ended December 31,
Earnings (Loss)	2005	2004	2003
income (loss) from continuing operations	$(3,842)	$(7,290)	$9,595
tax expense (benefit) related to continuing operations	(2,400)	(4,313)	6,939
pre-tax earnings (loss)	(6,242)	(11,603)	16,534
Plus
fixed charges	7,676	7,176	550
amortization of capitalized interest	0	0	0
distributed income — equity investees	0	0	0
share of pre-tax losses of equity investees	0	0	0

Less
capitalized interest	0	0	0
preference dividends of consolidated subs	0	0	0
minority interest in subs pre-tax income	0	0	0

Total Earnings (Loss)	1,434	(4,427)	17,084

Fixed Charges
Interest expensed	5,662	4,223	201
Interest capitalized	0	0	0
amortized deferred loan charges	1,147	2,120	0
estimated interest expense in leases	867	833	349
preference dividends of consolidated subs	0	0	0
Total Fixed Charges	7,676	7,176	550

Ratio of earnings to fixed charges	0.2	n/a	31.1

For the year ended December 31, 2005, our earnings to fixed charges ratio was less than one to one coverage.  The amount of such deficiency was $6,242.

For the year ended December 31, 2004, we had a total loss.  Accordingly, our earnings to fixed charges ratio was less than one to one coverage.  The amount of such deficiency was $11,603.